SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the three months of September 30, 2000

                            ICTS International N.V.
                  (Transition of registrant's name into English)

              Biesbosch  225,  1181  JC  1185  ZH  Amstelveen,  The  Netherlands
                 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F x Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No    X

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):82-_______]

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                                 CONDENSED CONSOLIDATED BALANCE SHEET
                                          (US $ in thousands)

                                                                        December 31,    September 30,
                                                                            1999             2000
                                                                       ---------------------------------
                                ASSETS
CURRENT ASSETS:
     Cash and cash equivalents..................................................$6,795...........$7,979......
     Short-term Investments......................................................9,653............5,094.......
     Accounts receivable........................................................24,214...........26,575.........
     Other current assets........................................................2,565............4,073..........
                                                                       ---------------------------------
          Total current assets                                                  43,227           43,721
INVESTMENTS:
     Investment in affiliates....................................................1,958............2,085..........
     Deferred income taxes.......................................................1,338..............476.......
     Other investment ...........................................................3,797...........10,696..........
                                                                       ---------------------------------
                                                                                 7,093           13,257

MINORITY INTEREST                                                                   98

PROPERTY AND EQUIPMENT:
     Cost........................................................................7,584............7,266.................
     Less- accumulated depreciation..............................................2,891............2,510...
                                                                       ---------------------------------
                                                                                 4,693            4,756


GOODWILL, net of accumulated amortization of $ 2,803 in 2000 and $ 2,070 in 1999........................................................14,175...........12,391..........
OTHER ASSETS AND DEFERRED CHARGES..................................................236              202
                                                                       ---------------------------------
                                                                                14,411           12,593
                                                                       ---------------------------------
          Total assets.........................................................$69,522..........$74,327..........
                                                                       =================================


                 LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term bank debt.......................................................$3,118...........$2,252.........
     Current maturities of long-term debt........................................1,851............2,099...
     Account payable-trade.......................................................4,169............4,048.......
     Accrued expenses and other liabilities.....................................15,129...........19,202..
                                                                       ---------------------------------
          Total current liabilities.............................................24,267...........27,601.........
DEFERRED TAXES ....................................................................591..............282....
ACCRUED SEVERANCE PAY............................................................1,427..........  1,451
LONG-TERM DEBT, net of current maturities.......................................14,951.......... 17,302
                                                                       ---------------------------------
          Total long-term liabilities...........................................16,969...........19,035.......
                                                                       ---------------------------------

MINORITY INTEREST                                                                    -              441

SHAREHOLDERS' EQUITY
Share capital:
     Common shares, par value-NLG 1 per share,
        17,000,000 shares authorized; 6,571,480 and 6,569,480
        outstanding shares in 2000 and 1999 respectively.........................3,564............3,565
     Additional paid-in capital.................................................19,090...........19,102..........
     Retained earnings..........................................................14,765...........20,722..........
     Cumulative translation adjustments                                         (7,358)         (14,364)
                                                                       ---------------------------------
                                                                                30,061           29,025
     Treasury stock 322,611 common shares,
     at cost, in 2000 and 1999                                                  (1,775)          (1,775)
                                                                       ---------------------------------
                                                                                28,286           27,250
                                                                       ---------------------------------
          Total liabilities and shareholders' equity...........................$69,522..........$74,327
                                                                       =================================
                                                                                     0                0

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                                       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                    (US $ in thousands, except share and per share data)

                                                                           Three months ended          Nine months ended
                                                                       30-Sep-99    30-Sep-00        30-Sep-99    30-Sep-00


Revenues...................................................................$36,747......$38,388          $98,480     $108,632
Cost of revenues............................................................32,234.......33,977           86,745       95,960
                                                                      --------------------------    --------------------------
Gross profit.................................................................4,513........4,411           11,735       12,672
            Amortization of goodwill...........................................208..........187..            627          967
            Selling, general and administrative expenses.....................2,356.       2,986            7,351        8,783
                                                                      --------------------------    --------------------------
Operating income ............................................................1,949........1,238..........  3,757        2,922
Interest income................................................................178..........150              646          534
Interest expense..............................................................(393)........(505)          (1,026)      (1,333)
Exchange rate differences.....................................................(364)         805               37        1,384
Other income (expense), net......................................................4           54              (76)       6,319
                                                                      --------------------------    --------------------------
                                                                                   -------------                 -------------
Income before income taxes and equity in results of affiliates               1,374        1,742            3,338        9,826
Income taxes .................................................................(770)        (745)          (2,015)      (4,208)
                                                                      --------------------------    --------------------------
Income before equity in results of affiliates................................  604          997            1,323        5,618
Minority Interest                                                               (5)         (36)              15         (108)
Equity in results of affiliates, net.............................................3...........23...            45          447
                                                                      --------------------------    --------------------------
Income before cumulative effect of change in accounting principle              602          984            1,383        5,957
Cumulative effect of a change in accounting principle                                         -             (113)           -
                                                                      --------------------------    --------------------------
Net income.....................................................................602..........984            1,270        5,957
                                                                      ==========================    ==========================
Other comprehensive income (loss):
   Translation adjustments                                                     889       (2,460)          (2,616)      (3,996)
   Unrealized losses on marketable securities                                 (329)        (704)             (77)      (3,010)
                                                                      --------------------------    --------------------------
Other comprehensive income (loss)                                              560       (3,164)          (2,693)      (7,006)
                                                                      --------------------------    --------------------------
Comprehensive income                                                         1,162       (2,180)          (1,423)      (1,049)
                                                                      ==========================    ==========================
Earning per Common Share - basic                                              0.10         0.16             0.20         0.95
                                                                      ==========================    ==========================
Earning per Common Share - assuming dilution                                  0.10         0.16             0.20         0.95
                                                                      ==========================    ==========================

Weighted average of common shares
      Outstanding........................................................6,247,202....6,248,869        6,279,608    6,248,425
      Diluted............................................................6,247,202....6,284,479        6,279,608    6,275,399


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                                  CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                (US $ in thousands)

                                                                                             Nine monthes ended
                                                                                            30-Sep-99    30-Sep-00

CASH FLOWS FROM OPERATING ACTIVITIES
           Net income for the period.............................................................$1,270.......$5,957
Adjustments to reconcile net income to net cash
              provided by operating activities:
           Depreciation and amortization..........................................................1,133........1,508
           Deferred income taxes...................................................................(217).........290
           Increase in accrued severance pay........................................................233..........187
           loss (Gain) on sale of equipment                                                          (5)         (21)
           Realized gain on marketable securities and interest and exchange rate income
             on short-term loans and other investments                                             (292)      (5,199)
           Exchange rate on long term borrowing                                                     443          634
           Minority Interest                                                                        (15)         108
           Equity in results of affiliates..........................................................(45)........(447)
Changes in assets and liabilities:
           Accounts receivable...................................................................(8,202)......(3,500)
           Other current assets....................................................................(355)......(1,107)
           Accounts payable.........................................................................154..........247
           Accrued expenses and other liabilities.................................................2,945........4,249
                                                                                          ---------------------------
Net cash provided by operating activities........................................................(2,953).......2,906
CASH FLOWS FROM INVESTING ACTIVITIES:
           Purchase of time deposits and marketable securities...................................(6,444)......(7,904)
           Proceeds from sale of short-term investments...........................................3,476.......12,314
           Other investments                                                                       (105)      (3,731)
           Collection from sale of other investments                                              1,763           43
           Purchase of equipment...................................................................(725)........(836)
           Acquisition net of cash acquired (divestitures, net of cash sold) (a)                     17          (68)
           Collection on long-term  receivable........................................................-............8.
           Proceeds from sale of equipment...........................................................52..........152.
           Increase in other assets..................................................................(3)..........13.
                                                                                          ---------------------------
           Net cash provided by (used in) investing activities...................................(1,969)..........(9)
CASH FLOWS FROM FINANCING ACTIVITIES:
           Stock option exercise                                                                      -           13
           Repurchases of common stock.............................................................(552)...........-.....
           Proceeds from long-term borrowings.....................................................6,325.....   3,885.
           Payments on long-term borrowings......................................................(1,135)......(1,202)....
           Increase (decrease) in net borrowings under short-term bank facilities................(1,016)        (695)
                                                                                          ---------------------------
           Net cash provided by financing activities..............................................3,622........2,001.....
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
           CASH EQUIVALENTS......................................................................(2,344)......(3,714).........
                                                                                          ---------------------------
Increase (decrease) in cash and cash equivalents.................................................(3,644).......1,184..........
                                                                                          ---------------------------
Balance of cash and cash equivalents at beginning of period......................................11,273.......$6,795..........
                                                                                          ---------------------------
Balance of cash and cash equivalents at end of period............................................$7,629.......$7,979..........
                                                                                          ===========================

          (Acquisition net of cash acquired (divestitures, net of cash sold) (a)
           Assets and liabilities of a subsidiary at date of acquisition:
                 Working capital, excluding cash and cash equivalents.............................3,991...........36..........
                 Property, equipment, investments and other assets..................................488...........22..........
                  Long-term liabilities                                                          (5,526)           -
                  Defferd tax liabilities                                                          (880)           -
                                                                                          ---------------------------
                                                                                                 (1,927)          58
           Minority Interest                                                                         44           10
           Increase (Decrease) of other investments                                              (5,434)
           Excess of cost over fair value upon acquisition........................................7,300.......................
                                                                                          ---------------------------
           Cash sold and cash paid for acquisitions, net of cash acquired                           (17)          68
                                                                                          ===========================

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                                       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                     (US $ in thousands)

                                                                                     Accumulated
                                        Share capital        Additional                 other
                                         Common               Paid in                comprehensive       Treasury
                                         shares     Amount    Capital   Retained     income(loss)          Stock       Total
                                   ------------------------  -----------------------------------------------------------------
Balance at December 31, 1997.........6,569,480       3,564       19,090    11,553           (4,075)           0        30,132
                                                                                                                  ------------
Changes during 1998:
Common stock repurchased              (209,400)                                                          (1,222)       (1,222)
                                                                                                                  ------------
Comprehensive Income:
Net income......................................                              882                                         882
Other comprehensive income:
Translation adjustments...............                                                       1,830                      1,830
Unrealized losses on marketable securities..                                                  (723)                      (723)
                                                                                                                  ------------
Comprehensive Income                                                                                                    1,989
                                   ------------  ----------  -----------  --------  ---------------  -----------  ------------
Balance at December 31, 1998.........6,360,080 $     3,564 $     19,090 $  12,435 $         (2,968)$     (1,222)$      30,899
                                                                                                                  ------------
Changes during 1999:
Common stock repurchased              (113,211)                                                            (553)         (553)
                                                                                                                  ------------
Comprehensive Income:
Net income......................................                            2,330                                       2,330
Other comprehensive income:
Translation adjustments...............                                                      (4,262)                    (4,262)
Unrealized losses on marketable securities..                                                  (128)                      (128)
                                                                                                                  ------------
Comprehensive Income                                                                                                   (2,060)
                                   ------------  ----------  -----------  --------  ---------------  -----------  ------------
Balance at December 31, 1999.........6,246,869 $     3,564 $     19,090 $  14,765 $         (7,358)$     (1,775)$      28,286
Changes during 2000:
Stock options exercised..................2,000           1           12                                                    13
                                                                                                                  ------------
Comprehensive Income:
Net income......................................                            5,957                                       5,957
Other comprehensive income:
Translation adjustments...............                                                      (3,996)                    (3,996)
Unrealized losses on marketable securities..                                                (3,010)                    (3,010)
                                                                                                                  ------------
Comprehensive Income                                                                                                   (1,049)
                                   ------------  ----------  -----------  --------  ---------------  -----------  ------------
Balance at September 30, 2000 .......6,248,869.$.....3,565 $     19,102 $  20,722 $        (14,364)$     (1,775)$      27,250
                                   ============  ==========  ===========  ========  ===============  ===========  ============
                                                                                                                            0

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Signature



     Pursuant to the requirements of the Securities Exchange Act of 1934,

the registrant has duly caused this report to be signed on its behalf by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.

                                    ICTS INTERNATIONAL N.V.

Date :  November 14, 2000           By : /s/ Chaime Orlev
                                    Name :   Chaime Orlev
                                    Title:   Chief Financial Officer